Exhibit 99.1
29 June 2022

National Grid plc
RIIO–ED2 price control draft determinations published

As part of its process for setting new price controls for electricity distribution companies, Ofgem has today published its draft determinations for RIIO–ED2 which will cover UK Electricity Distribution for the period from April 2023 to March 2028.

These draft determinations are the next step along the process towards agreeing a regulatory framework that will enable the delivery of critical investment required to maintain the UK’s progress to net zero, and follows the submission of our final business plan in December 2021. Against a backdrop of higher living costs for consumers, our plan set out our ambition to increase total investment levels, whilst delivering efficiencies, and keeping customer bills broadly flat in real terms, after adjusting for the move to CPIH.

We are working through the detail of these draft determinations, in particular the proposed reduction in totex across each operating company. As we move towards final determinations, we will work hard with Ofgem to ensure we agree a price control that meets the outcomes our customers have asked of us, including resilient and reliable networks, as well as enabling the transition to net zero. Final determinations are expected in December.

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